Via EDGAR (Correspondence)
FOIA Confidential Treatment Request by Biogen Idec Inc.
June 1, 2007
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance, Mail Stop 6010
Securities and Exchange Commission
Washington, D.C. 20549
Re: Biogen Idec, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed February 21, 2007
File No. 000-19311
Dear Mr. Rosenberg:
This letter sets forth the response of Biogen Idec, Inc., a Delaware corporation (the “Company” or “we”), to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter of May 17, 2007 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K.
For reference purposes, the text of each of the Staff’s numbered comments has been provided herein in bold. Our responses follow each of the comments.
Form 10-K for the Fiscal Year Ended December 31, 2006
Notes to Consolidated Financial Statements
Business Overview and Summary of Significant Accounting Policies
Intangible Assets, excluding Goodwill page F-11
1.	You changed the amortization method from the economic consumption method to the straight-line basis because the straight-line basis resulted in higher amortization. Paragraph 12 of FAS 142 states that the method of amortization should reflect the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.
•	Please tell us how your policy to select the amortization method that results in the largest amortization amount most accurately reflects intangible asset consumption.

•	Your statement that the straight-line method reflects more amortization than the economic consumption method is inconsistent with your discussion in management’s discussion and analysis which indicates that amortization decreased by $18 million as a result of changing to the straight-line method. Please clarify.

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83

•	You state that you may switch back to the economic consumption method in 2008. It does not appear appropriate to continually switch your amortization methodology. Refer to paragraph 4 of FAS 154 and please explain.

•	Clarify what the economic consumption method is.

•	Please file a preferability letter in Exhibit 18 for your change in accounting principle or tell us why a preferability letter is not required.
We have a single methodology for calculating amortization expense for our core technology intangible asset. The core technology intangible asset relates to our AVONEX product, which we acquired in the November 2003 Biogen, Inc. merger (the “merger”). Our amortization policy for the core technology intangible asset is based on paragraph 12 of Statement of Financial Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142), which requires the amortization of intangible assets to reflect the pattern in which the economic benefits of the intangible asset are consumed. We believe the economic benefit of our core technology is consumed as revenue is generated from our AVONEX product.
Specifically, our economic consumption method involves calculating a ratio of actual current period sales for the product to total anticipated sales for the life of the product and applying this ratio to the carrying amount of the intangible asset. There are significant judgments involved in estimating anticipated sales for the life of the product, including competition from existing products in a relatively mature multiple sclerosis (MS) market; new entrants approved for the use in MS in the coming years which may increase efficacy, convenience and safety; adverse regulatory or legislative developments; and changes in public and private reimbursement levels. Although we believe our process has allowed us to reliably determine our best estimate of the pattern in which we will consume the economic benefits of the core technology intangible asset, we also believe that this model could result in deferring amortization charges to future periods. **Confidential information has been omitted and furnished separately to the SEC** Applying the economic consumption model based on all projected revenues of our AVONEX product would result in spreading amortization expense over an indefinite period. Consequently, in establishing our methodology, we considered models that would prevent deferring amortization charges to future periods such as the model described in paragraph 8 of Statement of Financial Standards No. 86, Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed (SFAS 86). In order to ensure amortization charges are not unreasonably deferred to future periods, we have established minimum annual amortization charges in a manner consistent with the guidance provided in paragraph 8 of SFAS 86.
We use the straight-line method to determine the minimum annual amount of amortization expense (the “minimum”). In our judgment, the minimum should be reflective of the useful life of the AVONEX product. We estimated a useful life of 15 years (or 2018), based on the patent lives across various countries. The minimum is recalculated every year based on the remaining unamortized balance of the intangible asset and the years remaining to 2018.
Every year during the third quarter we complete our long range planning (LRP) cycle, which includes an analysis of the anticipated sales for the life of AVONEX. The results of this forecast serve as the basis for our assumptions used in the economic consumption amortization model for the core technology intangible asset. **Confidential information has been omitted and furnished separately to the SEC**

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83

The LRP generated in the third quarters of 2005 and 2004 resulted in an annual amortization expense under the economic consumption model in excess of the minimum. However, due to the factors described above, the 2007 LRP (performed in the third quarter of 2006) generated an annual amortization expense under the economic consumption model that was less than the minimum calculated in accordance with the straight-line method described above. Therefore, beginning in the third quarter of 2006, we began amortizing our core technology intangible asset based on the minimum. The minimum was determined by dividing the unamortized balance at June 30, 2006 (approximately $2.3 billion) by the years remaining to 2018 (approximately 12 years).
The annual amortization expense for 2006 was based on the 2006 LRP for the first half of the year and the minimum calculated in the third quarter of 2006 for the second half of the year. The second quarter’s amortization expense, which was calculated under the economic consumption model, was $65.0 million. In the third quarter of 2006, amortization expense calculated under the economic consumption model was $40.0 million compared to the minimum amount calculated under the straight-line method of $47.0 million. Pursuant to our policy, in the third quarter of 2006 we recorded $47 million of amortization expense related to our core technology intangible asset. The $18 million reduction in amortization expense disclosed is the difference between the $65.0 million recorded in the second quarter of 2006 and the $47.0 million recorded in the third quarter of 2006. In the fourth quarter of 2006, we also recorded $47.0 million of amortization expense.
Consistent with paragraph 14 of SFAS 142, every year, during the third quarter, we evaluate the remaining useful life of our intangible assets and the other assumptions in our long range plan of revenue for our AVONEX product. This process determines whether amortization will be based on an economic consumption or the minimum (based on the straight-line method) and, thus, the amount of amortization for the period. If during our 2008 LRP cycle, the forecasted revenue to be earned in 2008 increases or overall AVONEX decreases because of changes in various market conditions, then it is possible that amortization expense based on economic consumption will be greater than the minimum amount. If such circumstances occur, then, starting in the third quarter of 2007, we will record amortization expense based on economic consumption for the next year. However, based on our current projections, we believe that it is unlikely that a transition back to the economic consumption model will occur in the foreseeable future.
Since we have not changed our amortization policy, which we have disclosed in our Form 10-Ks since the merger, paragraph 4 of Statement of Financial Standards No. 154, Accounting for Changes and Errors Corrections (SFAS 154) does not apply, and therefore, we do not need to file a preferability letter.

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83

Note 3 Financial Instruments
Strategic Investments, page F-25
2.	Please provide us, in disclosure-type format, the events and circumstances that led to the $30.5 million impairment in your strategic investment including the specific investment(s) and their values after recording the impairment.
During 2006, we determined that the decline in value of several of our strategic investments was other than temporary, and consequently, we adjusted the investments to their fair value on the date of the impairment. The fair value is based on the trading price of the stock on the last day of the quarter. In each of the circumstances, the impairment was deemed to be other than temporary based on the guidance in SEC Staff Accounting Bulletin Topic 5M (Topic 5M), Other Than Temporary Impairment of Certain Investments in Debt and Equity Securities, and FSP FAS 115-1 and FAS 124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.
Specifically, we always consider numerous factors, including the following, when determining whether the impairment of an investment is other than temporary:
•	The length of the time and the extent to which the market value has been less than cost;

•	The financial condition and near-term prospects of the investee; and

•	Our intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.
The following summarizes the significant strategic investments that were impaired during 2006:

	Book Value	Fair Value
	at	at
Investment	December 31, 2006	December 31, 2006	Impairment Amount
	(in millions)	(in millions)	(in millions)

PDL BioPharma	$100.0	$81.7	$18.3
During the fourth quarter of 2006, we considered the following items when we determined that our investment was other-than-temporarily impaired:
•	Stock price below our cost basis for eight consecutive months at December 31, 2006.

•	Specific announcement by management of investee of significantly lower earnings and revenue targets than originally forecasted.

•	The lack of significant positive new factors that might indicate an increase in the value of the stock in the near term.
A similar analysis had been performed in the second and third quarters of 2006. We determined that the investment was not impaired in those periods. In May 2006, the fair value of our investment in PDL BioPharma fell below our cost basis. We deemed the decline in value to be

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83

temporary at June 30, 2006 because the decline in value was for only two months and we had the intent and ability to hold the investment for a period of time sufficient to allow for a recovery in the market. At September 30, 2006, the fair value of our investment had been lower than our cost basis for five months; however, the market outlook for PDL BioPharma was positive. Several analysts had rated the stock as a buy with an expected stock price between $27 - $29 per share. Our cost basis is $24 per share. Consequently, we deemed the decline in value of our investment to be temporary at September 30, 2006.

	Book Value	Fair Value
	at	at
Investment	December 31, 2006	December 31, 2006	Impairment Amount
	(in millions)	(in millions)	(in millions)

Sunesis	$20.4	$13.2	$7.2
During the fourth quarter of 2006, we considered the following items when we determined that our investment was other-than-temporarily impaired:
•	Stock price below our cost basis for eight consecutive months at December 31, 2006.

•	The lack of significant positive new factors that might indicate an increase in the value of the stock in the near term.
A similar analysis had been performed in the previous quarters of 2006. We determined that the investment was not impaired in those periods. In May 2006, the stock of Sunesis had improved and the fair value of our investment in Sunesis approximated our cost basis. Consequently, we did not have an impairment at June 30, 2006. At September 30, 2006, the fair value of our investment had been lower than our cost basis for four months; however, the market outlook for Sunesis was positive. Several analysts had rated the stock as a buy with an expected stock price between $8 - $12 per share. Our cost basis is $7 per share. Consequently, we deemed the decline in value in our investment to be temporary at September 30, 2006.

	Book Value	Fair Value
	at	at
Investment	January 1, 2006	December 31, 2006	Impairment Amount
	(in millions)	(in millions)	(in millions)

Targeted Genetics	$7.1	$2.1	$5.0 recognized by
quarter as follows:
Q1’06—$2.1
Q2’06—$2.3
Q3’06—$0.6
In each of the quarters we determined that the decline in value of our investment was other-than-temporary because each period resulted in three additional months that the fair value was lower than our cost basis. In addition, we determined, each quarter, that Targeted Genetics did not have any positive new factors that could give rise to an increase in the value of the stock in the near term.

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83

***
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission. The Company also acknowledges that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please call the undersigned at 617-679-2818 or Michael F. MacLean, Senior Vice President, Chief Accounting Officer and Controller at
617-679-3973, if you have any questions regarding the matters addressed in this letter or require any additional information.

Sincerely,
/s/ Peter N. Kellogg
Peter N. Kellogg
Executive Vice President, Finance and Chief Financial Officer

Confidential Treatment of Limited Portions
of This Letter Requested by
Biogen Idec Inc. Pursuant to Rule 83